January 2, 2008
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 30, 2007 and as amended May 25, 2007
File No. 0-16509
Dear Mr. Rosenberg:
This letter is to acknowledge receipt of your letter of December 14, 2007, regarding your review of the above referenced filing and request for additional information and explanation.
We are currently in discussions with our auditors and securities counsel and hope to have a response to you in 10 business days from the date of this letter. In the event that we are not able to respond by that time, we will update you on our progress.

Sincerely,
/s/ Thomas F. Kopetic
Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer